                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT 1934


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         For the fiscal year ended December 31, 1994.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transition period from ______________ to ______________.


Commission File No.  1-7623

                    THE GENOVESE RETIREMENT AND SAVINGS PLAN
                                  (the "Plan")
- -------------------------------------------------------------------------------
                            (Full title of the Plan)


     GENOVESE DRUG STORES, INC., 80 Marcus Drive, Melville, New York 11747
     ---------------------------------------------------------------------
        (Name of Issuer of the securities held pursuant to the Plan and the address of its executive office)

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                              REQUIRED INFORMATION

Audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A) The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:

                  1) Statements of Assets Available for Plan Benefits - December 31, 1994 and December 31, 1993.

                  2) Statements of Changes in Assets Available for Plan Benefits - December 31, 1994 and December 31, 1993.


B)                The following exhibit is filed as part of this annual report:

                  Exhibit No. 23 ...... Consent of Independent Auditors

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                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                             THE GENOVESE RETIREMENT
                             AND SAVINGS PLAN


Date:  June 27, 1995                By: s/ Gene L. Wexler
                                        ---------------------------
                                         Gene L. Wexler
                                         Member - Administrative
                                         Committee

                    [LETTERHEAD OF DELOITTE & TOUCHE LLP]




                         INDEPENDENT AUDITORS' REPORT


The Genovese Retirement and Savings Plan Committee:

We have audited the accompanying statements of assets available for plan benefits of The Genovese Retirement and Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


June 12, 1995

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993
- -------------------------------------------------------------------------------

                                                                     1994                1993
                                                                     ----                ----
ASSETS:
Investments - at quoted market value
  (Note 5)                                                        $9,168,296          $7,041,118
Loans receivable from participants                                   281,735             137,876
Employee contributions receivable                                    189,189             122,017
Employer contributions receivable                                     26,486              19,727
Cash                                                                     506                  25
                                                                  ----------          ----------

ASSETS AVAILABLE FOR BENEFITS                                     $9,666,212          $7,320,763
                                                                  ==========          ==========



See notes to financial statements.

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR
THE YEARS ENDED DECEMBER 31, 1994 AND 1993
- -------------------------------------------------------------------------------

                                                                     1994                1993
                                                                     ----                ----
EMPLOYEE CONTRIBUTIONS                                            $2,456,238          $2,235,473

EMPLOYER CONTRIBUTIONS                                               343,461             375,188
  Dividend and interest income                                       437,588             339,850
  Appreciation (depreciation) in fair value
    of assets (Note 5)                                               (75,036)            104,046
                                                                  ----------          ----------

    Total additions                                                3,162,251           3,054,557

PAYMENTS TO RETIRED AND TERMINATED
    PARTICIPANTS AND WITHDRAWALS                                    (816,802)           (485,610)
                                                                  ----------          ----------

INCREASE IN NET ASSETS                                             2,345,449           2,568,947

ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                                                7,320,763           4,751,816
                                                                  ----------          ----------

  End of year                                                     $9,666,212          $7,320,763
                                                                  ==========          ==========



See notes to financial statements.

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1.     PLAN DESCRIPTION

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

       a. General - Genovese Drug Stores, Inc. (the "Employer") provides a retirement and savings plan for substantially all of its employees. The Plan is a defined contribution plan.

              The Plan is available to all employees who have attained age 21 and have completed one year of service. The normal retirement date under the Plan is the Employer's year-end date following the member's sixty-fifth birthday. Early retirements are permitted up to five years before the normal retirement date. Retirement benefits are reduced to the amount vested at that time.

       b. Contributions - The Employer's contribution is made on a monthly basis and is determined by the Company's management. The contribution may consist of up to $.50 on each dollar that an employee contributes up to two percent of an employee's annual earning, as defined. Contributions may be made in cash or in shares of the Employer's Stock at the discretion of the Company's management.

       c. Vesting - Employees have immediate vesting in their own contributions and the accumulated earnings thereon. Employer contributions and earnings thereon become 20 percent vested to members who are credited with one year of service as defined by the Plan. Vesting increases 20 percent for each of the next four years, with full vesting after five years of service.


2.     SIGNIFICANT ACCOUNTING POLICIES

       a. Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

       b. Valuation of Investments - Investments are carried at quoted market value. The increase in unrealized appreciation represents the changes in the quoted market value of the investments.

              Security transactions are recorded as of the trade date, realized gains and losses are based on average cost, and dividends are recorded when declared.

3.     PLAN TERMINATION POLICIES

       The Employer intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated, the interests of the participants would become fully vested and nonforfeitable.

4.     FEDERAL INCOME TAXES

       The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and to be tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated October 12, 1993.

5.     INVESTMENTS

       Investments at December 31, 1994 consisted of the following:

       DESCRIPTION                                             COST               FAIR VALUE
       -----------                                          ----------            ----------
       Dreyfus Trust Company -
         Capital Preservation Fund                          $5,935,549            $5,935,549
       Dreyfus Trust Company -
         Balanced Fund                                         859,930               869,343
       Dreyfus Trust Company -
         New Leaders Fund                                      930,537               862,311
       Dreyfus Trust Company -
         Appreciation Fund                                     775,504               803,248
       Genovese Drug Stores, Inc. -
         Class A Common Stock                                  629,115               697,845
                                                            ----------            ----------

                                                            $9,130,635            $9,168,296
                                                            ==========            ==========

Activities in the various investment funds during the year ended December 31,1994 were as follows:

                                                                                                                     Genovese
                                                                                                                       Drug
                                                  Dreyfus                           Dreyfus                           Stores,
                                                  Capital          Dreyfus            New           Dreyfus            Inc.
                                               Preservation        Balanced         Leaders      Appreciation        Class A
                                                   Fund              Fund            Fund            Fund             Stock
                                               ------------        --------        --------      ------------        --------
ADDITIONS TO ASSETS:
   Employee contributions                       $1,164,554         $355,446        $374,700        $320,469         $173,897
   Employer contributions                          177,712           47,327          44,566          43,797           23,300
   Dividend and interest income                    311,122           34,446          68,145          16,002            7,873
   Appreciation (depreciation) in fair value
      of assets                                       -              (2,302)        (67,791)         14,688          (19,631)
   Loan repayments                                  86,525           11,559          13,848           8,106            4,726
   Transfers in                                     66,947           40,439          97,878          48,840          157,567
                                                    ------           ------          ------          ------          -------

   Total additions                               1,806,860          486,915         531,346         451,902          347,732

DEDUCTIONS FROM ASSETS:
   Payments to retired and terminated
      participants and withdrawals                 598,823           66,921          66,290          39,422           31,473
   Loans issued                                    217,323           21,763          24,096          19,314             -
   Transfers out                                   286,462           31,745          58,091          27,011            8,843
                                                   -------           ------          ------          ------            -----

NET ADDITIONS                                      704,252          366,486         382,869         366,155          307,416

ASSETS AVAILABLE FOR PLAN
    BENEFITS,
   Beginning of year                             5,231,297          502,857         479,442         437,093          390,429
                                                 ---------          -------         -------         -------          -------

   End of year                                  $5,935,549         $869,343        $862,311        $803,248         $697,845
                                                ==========         ========        ========        ========         ========

6.     ADMINISTRATIVE COSTS

       Although not required under the terms of the Plan, personnel and facilities of the Employer have been used for its accounting and other activities at no charge to the Plan. Certain administrative costs incurred in connection with investment transactions and other activities are paid by the Employer.

7.     PLAN LIABILITIES

       In accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plan, amounts payable to participants have been included in Assets Available for Benefits.

       Amounts payable to terminated employees were $176,950 and $142,568 at December 31, 1994 and 1993 and amounts refundable to plan participants representing excess contributions were $274,620 and $201,801 at December 31, 1994 and 1993.

                                  * * * * * *

                                   FORM 11-K

                               INDEX TO EXHIBITS

EXHIBIT NO.                                                                             PAGE NO.
- -----------                                                                             --------
    23                Consent of Independent Auditors